John T. Bradley 949.622.2742 telephone 949.622.2739 facsimile john.bradley@troutmansanders.com	TROUTMAN SANDERS LLP Attorneys at Law 5 Park Plaza, Suite 1400 Irvine, CA 92614-2545 949.622.2700 telephone troutmansanders.com

July 14, 2016

VIA FEDEX AND EDGAR CORRESPONDENCE

Ms. Pamela Long

Assistant Director

Office of Manufacturing and Construction

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	SQN Asset Income Fund V, L.P. Registration Statement on Form S-1 Filed May 26, 2016 File No. 333-211626

Dear Ms. Long:

This letter responds to the comments in your letter dated June 22, 2016 relating to SQN Asset Income Fund V, L.P. (the “Company”), a copy of which letter is enclosed for your convenience.

The enclosed clean and marked-to-show-changes copies of Amendment No. 1 to the Company’s Registration Statement on Form S-1, Reg. No. 333-211626 (the “Registration Statement”) contain revisions that are directly in response to your comments, as well as certain comments from the Financial Industry Regulatory Authority (“FINRA”). We have reproduced below in bold font your comments set forth in your letter of June 22, 2016, together with the Company’s response in regular font immediately following each reproduced comment. The Company’s responses in this letter correspond to the numbers you placed adjacent to your comments in your letter of June 22, 2016. We have indicated below whether the comment has been responded to in the Registration Statement or the reasons why the Company believes a response is either inapplicable or inappropriate. The page numbers referenced below correspond to the marked version of the Registration Statement enclosed herewith. In addition, we have included a set of changed pages only so that you may see the Company’s deletions, which do not appear in the full marked version of the Registration Statement.

Atlanta    BEIJING    Chicago    Hong Kong    New York    Norfolk    Orange County    Portland
Raleigh    Richmond    San Diego    Shanghai    Tysons Corner    Virginia Beach    Washington, DC

Ms. Pamela Long

Securities and Exchange Commission

July 14, 2016

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

As of the date of this letter, there have been no written communications, as defined in Rule 405 under the Securities Act. However, the Company will supplementally provide to the Securities and Exchange Commission copies of any such written communications which are presented to potential investors by the Company or anyone authorized to do so on the Company’s behalf in reliance on Section 5(d) of the Securities Act.

2.	Please note that we may have comments on the legal and tax opinions once they are filed. Please understand that we will need adequate time to review this material before effectiveness.

Please be advised that the Company has included as exhibits to the Registration Statement the executed legal and tax opinions.

3.	We note that you will borrow funds to make investments. Please consider including a risk factor related to the impact that servicing such debt could have on operations and distributions and consider whether this should be highlighted on the cover page of the prospectus.

The Company has revised the Registration Statement on the Cover Page and in the Risk Factors section on page 20 of the Registration Statement to disclose risks related to the impact that servicing indebtedness could have on the Company’s operations and distributions.

Escrow, page 5

4.	Please disclose that investor funds may not be withdrawn from escrow, even if they cancel their subscription prior to closing the offering.

Pursuant to Section 2(d) of the Escrow Agreement, if a subscription for Units is duly cancelled by an investor, the Escrow Agent is required to promptly distribute a refund of the investor’s funds, plus any applicable interest, to the investor. Also see the “Plan of Distribution” section of the prospectus.

Ms. Pamela Long

Securities and Exchange Commission

July 14, 2016

Our General Partner or Its Affiliates May Purchase Units as Investors, page 32

5.	We note that your General Partner or its affiliates may purchase units. Please confirm, if true, that no offers were made prior to this registration statement being filed, subsequent offers were made only with the prospectus and no funds have or will be committed or paid prior to effectiveness of the registration statement.

No offers were made prior to the filing of the Registration Statement to any person, including our General Partner and its affiliates. Any offers that have been, or will be, made after the filing of the Registration Statement were, and will be, only made with the prospectus. No funds have been, or will be, committed or paid prior to the effectiveness of the Registration Statement.

Compensation, page 38

6.	Please disclose whether work will be done by these individuals on prior equipment leasing and financing programs.

The Registration Statement has been revised in the “Management – Compensation” section on page 38 of the Registration Statement to disclose that our Investment Manager’s executive officers also provide services, including providing accounting services, portfolio monitoring and servicing, and other operational support services, to affiliates of our Investment Manager, including the Prior Funds.

Prior Funds, page 40

7.	We note that you disclose how much money was returned to investors. Please ensure you clearly specify how much of the returned funds were a return of the investors’ own capital versus a return on their capital.

The Registration Statement has been revised in the “Other Programs Managed By Our Investment Manager or Its Affiliates – Prior Funds” section on page 41 of the Registration Statement to clearly specify how much of the returned funds were a return of the investors’ own capital versus a return on their capital.

Supplemental Sales Material, page 95

8.	Please submit all sales material to us prior to its use, whether it is to be used before or after the registration statement is declared effective. The sales literature is required to present a balanced discussion of the risks and rewards of investing in the fund.

On behalf of the Company, please be advised that the Company (a) has not yet utilized any sales material in connection with the offering, (b) will not use any sales material until the offering is declared effective, and (c) will, prior to its use, submit for review all sales material to the Staff of the Securities and Exchange Commission, as required by the applicable rules and regulations of the Commission.

Ms. Pamela Long

Securities and Exchange Commission

July 14, 2016

SQN AIF V GP, LLC Notes to the Financial Statements, page F-5

4. Subsequent Events, page F-5

9.	You indicate that the LLC has evaluated all subsequent events from the date of the balance sheet through May 10, 2016, which represents the date these financial statements are available to be issued. In light of the fact that your auditor’s report is dated May 25, 2106, it appears that these financial statements were not available to be issued until that date. Please refer to ASC 855-10-S99-2 and revise or advise as to the appropriateness of your May 10, 2016 subsequent event date.

The auditor’s report has been updated and was issued on July 12, 2016. SQN AIF V GP, LLC has updated its financial statements to indicate that it has evaluated all subsequent events from the date of the balance sheet through July 12, 2016.

SQN Asset Income Fund V L.P. Notes to the Financial Statements, page F-8.

5. Subsequent Events, F-9

10.	You indicate that the Partnership has evaluated all subsequent events from the date of the balance sheet through May 10, 2016, which represents the date these financial statements are available to be issued. In light of the fact that your auditor’s report is dated May 25, 2106, it appears that these financial statements were not available to be issued until that date. Please refer to ASC 855-10-S99-2 and revise or advise as to the appropriateness of your May 10, 2016 subsequent event date.

The auditor’s report has been updated and was issued on July 12, 2016. The Company has updated its financial statements to indicate that it has evaluated all subsequent events from the date of the balance sheet through July 12, 2016.

We trust that the foregoing is responsive to your comment in your letter dated June 22, 2016. If you have any questions, please call me at (949) 622-2742 or my colleague Rushika de Silva, Esq. at (949) 622-2751.

Ms. Pamela Long

Securities and Exchange Commission

July 14, 2016

Sincerely yours,

/s/ John T. Bradley

John T. Bradley

cc:	Sherry Haywood, Esq.
Craig Slivka, Esq.
Michael Miroshnikov (via email)
Rushika de Silva, Esq. (via email)